KUNZMAN & BOLLINGER, INC.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

April 11, 2008

ELECTRONIC FILING

Mr. Karl Hiller
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas America Public #14-2005 (A) L.P. (the "Partnership")
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
SEC File No. 0-51275

Dear Mr. Hiller:

This letter is in response to comments made in the Staff's letter dated April 1, 2008 concerning the above referenced filing. For your convenience, we first restate the Staff's comments in italics and then provide our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Engineering Comments

Natural Gas and Oil Producing Activities, page 33

Oil and Gas Reserve Information, page 34

1.	Financial Accounting Standard 69, paragraph 10 calls for the disclosure of proved reserves and proved developed reserves separately. Please amend your document to fulfill this requirement.

In response to the Staff’s comment, Page 4 has been revised to add the following to the second sentence of  the first paragraph:

“All reserves are proved developed reserves and are located in the Appalachian Basin area.”

2.
Financial Accounting Standard 69, paragraph 11 requires an explanation of “significant changes” in the specified line items. Please amend your document to explain the source of your initial 2005 proved reserves and the reasons for the 2006 revisions.

In response to the Staff’s comment, page 4 has been revised to show the source of the initial 2005 proved developed reserves as extensions and discoveries.

In response to the Staff’s comment, page 4 has been revised in the last sentence of the third paragraph to provide:

“The decrease in the Partnership's reserves for the year ended December 31, 2006, is primarily due to a downward revision of oil and gas reserves due to a decrease in the average gas price of $10.46 in 2005 to $6.34 in 2006.”

Also, the table on page 4 has been amended to reflect the above statement.

Please contact the undersigned if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Wallace W. Kunzman, Jr.
Wallace W. Kunzman, Jr.

cc:	Mr. Ron Winfrey
Mr. Matthew Jones
Ms. Nancy McGurk
Ms. Ann Filo